Exhibit (a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offer is made only by the Offer to Purchase dated May 7, 2003 and the related Letter of Transmittal and any amendments or supplements thereto. Tenders will not be accepted from or on behalf of holders of securities in any jurisdiction where making the Offer or the acceptance thereof would be unlawful. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Corning by the Dealer Managers for the Offer, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

Corning Incorporated

of

Up to $800,000,000 Aggregate Principal

Amount at Maturity of its Outstanding

Zero Coupon Convertible Debentures Due November 8, 2015

at a Price Not Greater than $750 or Less than $725

per $1,000 Principal Amount at Maturity

THE OFFER, WITHDRAWAL RIGHTS AND THE PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON JUNE 4, 2003, UNLESS EXTENDED OR EARLIER TERMINATED (AS SUCH TIME AND DATE MAY BE EXTENDED, THE “EXPIRATION TIME”).

Corning Incorporated, a New York corporation (“Corning”), is offering to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 7, 2003 (the “Offer to Purchase”), and in the accompanying Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), up to $800,000,000 aggregate principal amount at maturity (the “Offer Amount”) of its outstanding Zero Coupon Convertible Debentures Due November 8, 2015 (the “Notes”), at a purchase price, determined by the “Modified Dutch Auction” procedure described below, of not greater than $750 or less than $725 per $1,000 principal amount at maturity. The Offer is not conditioned on the tender of a minimum principal amount at maturity of Notes. The Offer is subject to other terms and conditions as set forth in the Offer to Purchase and the Letter of Transmittal.

Corning is inviting holders to tender their Notes in the Offer at prices not greater than $750 or less than $725 per $1,000 principal amount at maturity. Based upon the principal amount at maturity of Notes and the prices at which such Notes are tendered, Corning will determine the lowest purchase price per Note within that range, that will enable it to purchase the Offer Amount, or all tendered Notes if less than the Offer Amount are validly tendered. All Notes purchased in the Offer will be purchased at the same purchase price. Only Notes validly tendered at or below the purchase price determined by Corning and not withdrawn pursuant to the Offer will be purchased, upon the terms and subject to the conditions of the Offer. The purchase price will be paid in cash, net to the seller, without interest. If more than $800,000,000 principal amount at maturity of Notes are validly tendered at or below the purchase price determined by Corning, such Notes will be purchased on a pro rata basis. Holders may tender, and Corning will only accept, Notes tendered in denominations of $1,000 principal amount at maturity and integral multiples thereof.

The Offer, withdrawal rights and the proration period will expire at the Expiration Time, unless extended or earlier terminated. Holders of the Notes must tender their Notes prior to the Expiration Time to be eligible to receive the purchase price.

Upon Corning’s oral or written notice to the Depositary (as defined below), Corning will be deemed to have accepted for purchase up to the Offer Amount, Notes which are tendered at a price at or below the purchase price. Promptly after our acceptance of tendered Notes, Corning will pay the purchase price for all Notes validly tendered prior to the Expiration Time, subject to the proration provisions of the Offer. Any required proration is expected to be determined within five business days after the Expiration Time. Corning will deposit the aggregate purchase price of the Notes accepted in immediately available funds with the Depositary. The Depositary will act as agent for tendering holders to receive payment and transmit such payment to tendering holders. No further accretion of the principal amount of the Notes shall occur nor shall any interest be paid on the purchase price because of any delay in the transmission of funds to the holders of purchased Notes.

Corning may extend or terminate the Offer or amend the Offer in any respect, subject to applicable securities laws and terms of the Offer. Any extension, amendment or termination will be publicly announced, and any announcement of an extension of the Offer will be issued no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Time. Corning has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release through Business Wire.

Any holder desiring to tender Notes must, prior to the Expiration Time: (a) if the holder holds physical certificates evidencing such Notes, complete and sign the Letter of Transmittal and send or deliver such manually signed Letter of Transmittal together with the certificate(s) evidencing such Notes and any other required documents, to Alpine Fiduciary Services, Inc., as Depositary (the “Depositary”), at the address set forth in the Letter of Transmittal, (b) if the holder holds Notes in book-entry form, request such holder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such holder, or (c) if the holder holds Notes through The Depository Trust Company (“DTC”), tender Notes through DTC pursuant to its Automated Tender Offer Program. If you desire to tender your Notes and you cannot timely satisfy the requirements to tender prior to the Expiration Time, you may tender your Notes by complying with the procedure for guaranteed delivery described in the Offer to Purchase. A beneficial owner who has Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such entity if such beneficial owner desires to tender Notes.

Any holder may withdraw the tender of its Notes at any time prior to the Expiration Time or after July 2, 2003 (40 business days after the date of the Offer to Purchase) if Notes have not been accepted for payment as of such date, by providing the Depositary a proper written notice or facsimile notice of withdrawal. For a withdrawal of a tender of Notes to be effective, a written, telegraphic or facsimile transmission notice of withdrawal or a DTC “Request Message” must be received by the Depositary prior to the Expiration Time, or after July 2, 2003, if the Notes have not already been accepted for payment by us. Any notice of withdrawal must (i) name the person who tendered the Notes to be withdrawn, (ii) describe the Notes to be withdrawn and identify the certificate numbers of certificates evidencing such Notes (unless such Notes were tendered by book-entry transfer) and the aggregate principal amount at maturity represented by such Notes, and (iii) be signed by the holder of such Notes in the same manner as the original signature on the Letter of Transmittal by which such Notes were tendered (including any required signature guarantees), or be accompanied by (x) documents of transfer sufficient to have the trustee or DTC, as the case may be, register transfer of the Notes into the name of the person withdrawing such Notes and (y) a properly completed irrevocable proxy that authorizes such person to effect such withdrawal on behalf of such holder.

Generally, receipt of cash for the Notes in the Offer will be a taxable transaction for U.S. federal income tax purposes. A holder that is a U.S. holder will generally recognize a gain or loss on the sale of the Notes equal to the difference, if any, between the amount of cash received by the holder and the adjusted tax basis in the Notes sold. Holders should review the description of U.S. federal income tax consequences contained in the Offer to Purchase when evaluating the Offer.

The purpose of the Offer is to reduce the amount of Corning’s outstanding indebtedness. Any Notes accepted for payment by Corning in the Offer will be canceled and retired.

As of May 5, 2003, there was $1,720,044,000 aggregate principal amount at maturity of Notes outstanding, with an aggregate accreted value as of that date of approximately $1,341,000,000. As of May 6, 2003, the Notes are convertible into shares of Corning common stock, par value $0.50 per share (“Common Stock”), at a rate of 8.3304 shares of Common Stock per $1,000 principal amount of Notes at maturity. The shares of Common Stock are traded on the New York Stock Exchange under the symbol “GLW.” On May 6, 2003, the last reported sales price of a share of Common Stock, as reported on the New York Stock Exchange, was $5.70.

None of Corning, its board of directors or employees, the Dealer Managers, the Depositary or the Information Agent makes any recommendation to the holders of the Notes as to whether they should tender or refrain from tendering their Notes or the price or prices at which holders may choose to tender their Notes. Corning has not authorized any person to make any recommendation on its behalf as to whether a holder should tender or refrain from tendering its Notes in the Offer or the price or prices at which holders may choose to tender their Notes. Holders should carefully evaluate all information in the Offer, consult their own investment and tax advisors, and make their own decisions about whether to tender Notes and, if so, what principal amount at maturity to tender and the price at which to tender.

Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed commencing today to record holders of Notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on Corning’s list of holders of Notes or are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Notes. The Offer is explained in detail in the Offer to Purchase and Letter of Transmittal. Holders are urged to carefully read the Offer to Purchase and the related Letter of Transmittal before making any decision with respect to the Offer because they contain important information.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth below. Additional copies of the Offer to Purchase and Letter of Transmittal may be obtained from the Information Agent at the address and telephone number set forth below and will be furnished promptly at Corning’s expense. Holders may also contact their broker, dealer, commercial bank, or trust company for assistance concerning the Offer.

The information required to be disclosed by l3e-4(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated into this announcement by reference. Corning is also filing with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes certain additional information relating to the Offer.

The Information Agent for the Offer is:

17 State Street

New York, NY 10004

Call Toll-Free: (800) 849-4131

The Dealer Managers for the Offer are:

270 Park Avenue	9 West 57th Street
New York, New York 10017	New York, New York 10019
(212) 834-4388	(212) 933-2200
(Toll-Free) (866) 834-4666	(Toll-Free): (888) 583-8900, ext. 2200

May 7, 2003

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